Exhibit 99.1

Julong Holding Limited Announces Private Placement

BEIJING, September 28, 2026 – Julong Holding Limited (“Julong” or the “Company”) (Nasdaq: JLHL), a growth-oriented provider of intelligent integrated solutions, today announced that, on September 28, 2026, it entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement (the “Private Placement”) of the Company’s securities.

Under the terms of the Securities Purchase Agreement, the Company agreed to issue and sell (i) 750,000 Class A ordinary shares (the “Class A Ordinary Shares”), par value US$0.0001 per share, of the Company (the “Initial Shares”), at a purchase price of US$0.300 per share, and (ii) 2,250,000 pre-funded warrants to purchase up to an aggregate of 2,250,000 Class A Ordinary Shares (the “Pre-Funded Warrants,” together with the Initial Shares, the “Securities”), at a purchase price of US$0.299 per pre-funded warrant. The Pre-Funded Warrants have an exercise price of US$0.001 per share, are immediately exercisable, and may be exercised at any time until exercised in full. The aggregate gross proceeds of the Private Placement are US$897,750.

The Private Placement is expected to close on or about September 29, 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. Net proceeds from the Private Placement, after deducting offering expenses, are approximately US$828,000. The Company intends to use such proceeds for general corporate purposes. The Company’s management retains discretion over the use and timing of the proceeds.

The Securities offered in this Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The investors represented that they were accredited investors within the meaning of Rule 501(a) of Regulation D of the Securities Act and were acquiring the Securities for investment only and with no present intention of distributing any of such Securities or any arrangement or understanding regarding the distribution thereof. Additional details regarding the Private Placement are set forth in the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Julong

Founded in 1997, Julong is a growth-oriented professional provider of intelligent integrated solutions to public utilities, commercial properties, and multifamily residential properties operating at scale in China. The Company’s comprehensive suite of intelligent integrated solutions includes systems for intelligent security, fire protection, parking, toll collection, broadcasting, identification, data room, emergency command, and city management. Since its inception, Julong has focused on the successful and on-time execution of complex projects, through its “deliveries before deadline” and “customers first” initiatives. As Julong continues to cross-sell its service and solution offerings and advance its purpose-built technologies, the Company is well-positioned to achieve economies of scale and capture future opportunities.

For more information, please visit: ir.julongzx.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “would,” “may,” “expects,” “anticipates,” “aims,” “future,” “continues,” “could,” “should,” “target,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements, and include, but are not limited to, statements regarding the expected closing of the Private Placement and the use of proceeds therefrom. Forward-looking statements involve inherent risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the risk that the Private Placement may not close on the anticipated timeline or at all, and other factors discussed under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Investor Relations:

Email: ir@julongzx.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: julong@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: julong@thepiacentegroup.com